UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the fiscal year ended December 31, 2012.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission file number 0-23636

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hawthorn Bancshares, Inc.

132 East High Street, Box 688
Jefferson City, MO 65102
(573) 761-6100

REQUIRED INFORMATION

See attachments to this report, which are incorporated herein by reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
(Name of Plan)

Date: June 26, 2013	/s/ W. Bruce Phelps
W. Bruce Phelps
Chief Financial Officer

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136477) of Hawthorn Bancshares, Inc. of our report dated June 26, 2013, with respect to the financial statements of the Hawthorn Bancshares Profit Sharing 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

St. Louis, Missouri
June 26, 2013

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan

EIN 43-1626350 PN 002
Auditor’s Report and Financial Statements
December 31, 2012 and 2011

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan

December 31, 2012 and 2011

Independent Auditor’s Report

Retirement and Investment Committee

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Lee’s Summit, Missouri

We have audited the accompanying financial statements of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan, which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

St. Louis, Missouri

June 26, 2013

Federal Employer Identification Number: 44-0160260

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Investments, At Fair Value	$18,357,451	$15,968,446

Receivable
Employer’s contribution	59,216	—

Net Assets Available for Benefits	$18,416,667	$15,968,446

See Notes to Financial Statements

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$1,967,622	$(1,087,637)
Interest and dividends	441,105	286,891

Net investment income (loss)	2,408,727	(800,746)

Contributions
Employer	355,016	294,352
Participants	639,022	655,503

	994,038	949,855

Total additions, net	3,402,765	149,109

Deductions
Benefits paid to participants	954,544	1,653,360

Net Increase (Decrease)	2,448,221	(1,504,251)

Net Assets Available for Benefits, Beginning of Year	15,968,446	17,472,697

Net Assets Available for Benefits, End of Year	$18,416,667	$15,968,446

See Notes to Financial Statements

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1: Description of the Plan

The following description of the Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company who have at least 90 days of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of each quarter of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.

Contributions

The Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. All employer contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. In addition, the Company matches the participant’s salary deferral into the plan dollar for dollar up to 3% of the participant’s annual salary. All contributions are made conditioned upon their deductibility for federal income tax purposes.

Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).

Participant Investment Account Options

Investment account options available include various mutual funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings and forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Vesting

Participant contributions and earnings thereon are 100% vested at all times. Employer contributions and earnings thereon vest according to the following schedule:

Lenth of Service	Percent Vested
After 1 Year	0%
After 2 Years	20%
After 3 Years	40%
After 4 Years	60%
After 5 Years	100%

At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method. At December 31, 2012 and 2011, plan assets include $33,383 and $31,065, respectively, of forfeitures to be allocated to eligible participants on a pro rata allocation method.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.

Plan Termination

Although the Company has not expressed any intention to do so, it may discontinue its contributions and terminate the Plan at any time. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments in securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the period. If no sale has taken place, the securities are valued at the latest bid price. The investment in Company securities is valued at the latest bid price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year-end.

Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

With a few exceptions, the Plan is no longer subject to U.S. federal tax examinations for years before 2009.

Administrative Expenses

The administrative expenses of the Plan are paid by the Company.

Subsequent Events

Subsequent events have been evaluated through the date of the Independent Auditor’s Report, which is the date the financial statements were issued.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 3: Investments

The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets in either year are separately identified:

	2012	2011
Mutual Funds
American Funds Money Market Fund	$2,079,182	$2,456,364
Large Cap
American Funds Growth Fund	1,604,322	1,383,329
American Funds Washington Mutual Investors Fund	2,127,455	2,011,506
Templeton Growth Fund	981,951	753,876
Other	1,665,133	1,393,799
Mid Cap
American Funds Small-Cap World Fund	1,324,374	1,203,240
Federated Kaufmann Fund	—	801,707
Other	906,337	—
Fixed Income
American Funds Bond Fund	1,823,966	1,969,954
PIMCO Total Return Fund	2,118,595	1,579,161
International
American Funds Euro-Pacific Growth Fund	1,357,584	987,193
Target Date	320,998	—
Company Securities — Hawthorn Bancshares, Inc. Common Stock	2,043,295	1,424,747
Cash — Hawthorn Bancshares Awaiting Stock Purchase Fund	4,259	3,570
Total investments	$18,357,451	$15,968,446

During the years ended 2012 and 2011, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $1,967,622 and $(1,087,637), respectively, as follows:

	2012	2011
Mutual Funds	$1,502,712	$(587,916)
Company Securities - Hawthorn Bancshares, Inc. Common Stock	464,910	(499,721)
Net appreciation in fair value	$1,967,622	$(1,087,637)

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Interest and dividends realized on the Plan’s investments for the years ended 2012 and 2011 were $441,105 and $286,891, respectively.

Note 4: Fair Value of Plan Assets

Fair value is as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31:

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Common stock
Financial	$2,043,295	$2,043,295	$—	$—
Mutual funds
Large Cap	$6,378,861	$6,378,861	$—	$—
Mid Cap	$1,324,374	$1,324,374	$—	$—
Fixed Income	$3,942,561	$3,942,561	$—	$—
International	$1,357,584	$1,357,584	$—	$—
Target Date	$320,998	$320,998	$—	$—
Money market fund	$2,079,182	$2,079,182	$—	$—

December 31, 2011
Common stock
Financial	$1,424,747	$1,424,747	$—	$—
Mutual funds
Large Cap	$5,542,510	$5,542,510	$—	$—
Mid Cap	$2,004,947	$2,004,947	$—	$—
Fixed Income	$3,549,115	$3,549,115	$—	$—
International	$987,193	$987,193	$—	$—
Money market fund	$2,456,364	$2,456,364	$—	$—

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012. In addition, the Plan had no assets measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models. Such investments are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 5: Party-in-interest Transactions

The Plan held an investment of 259,631 and 232,422 shares of common stock of the Company with a fair value of $2,043,295 and $1,424,747 at December 31, 2012 and 2011, respectively, and received dividends of $48,341 and $43,871 on such shares during 2012 and 2011, respectively.

These investments are considered allowable party-in-interest transactions under ERISA guidelines.

Note 6: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The current protracted economic decline presents employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

EIN 43-1626350 PN 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

Investment Type and Issuer	Description of Investment	Current Value
Mutual Funds
*American Funds Money Market Fund	2,079,182 Shares	$2,079,182
*American Funds Washington Mutual Investors Fund	68,407 Shares	2,127,455
*American Funds Bond Fund	140,847 Shares	1,823,966
*American Funds Growth Fund	47,006 Shares	1,604,322
PIMCO Total Return Fund	188,487 Shares	2,118,595
*American Funds Euro-Pacific Growth Fund	33,537 Shares	1,357,584
*American Funds Small-Cap World Fund	33,418 Shares	1,324,374
Federated Kaufmann A	177,311 Shares	890,103
Templeton Growth Fund	50,538 Shares	981,951
*American Funds New Perspective Fund	27,970 Shares	865,380
* American Funds New World Fund	148 Shares	8,046
Lord Abbet Developing Growth A	815 Shares	16,234
Putnam Voyager	575 Shares	12,684
* American Funds Fundamental Investors	18,274 Shares	743,940
Putnam Equity Income A	2,065 Shares	35,083
* American Funds 2010 Target Date Fund	14,465 Shares	137,712
* American Funds 2015 Target Date Fund	1,745 Shares	16,836
* American Funds 2020 Target Date Fund	8,375 Shares	81,317
* American Funds 2025 Target Date Fund	442 Shares	4,359
* American Funds 2030 Target Date Fund	1,390 Shares	14,021
* American Funds 2035 Target Date Fund	724 Shares	7,279
* American Funds 2040 Target Date Fund	2,421 Shares	24,570
* American Funds 2045 Target Date Fund	1,164 Shares	11,807
* American Funds 2050 Target Date Fund	1,883 Shares	18,740
* American Funds 2055 Target Date Fund	358 Shares	4,357

		16,309,897

* Hawthorn Bancshares, Inc. Common Stock	259,631 Shares	2,043,295

* Cash – Hawthorn Bancshares Awaiting Stock Purchase Fund		4,259

		$18,357,451

* Represents party-in-interest to the Plan.